

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2024

Troy Ignelzi
Chief Financial Officer
Rapport Therapeutics, Inc.
1325 Boylston Street, Suite 401
Boston, MA 02215

Re: Rapport Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Exhibit Nos. 10.10, 10.11, and 10.12
Filed June 3, 2024
File No. 333-279486

Dear Troy Ignelzi:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance